LEGAL PROCEEDINGS - CONTINGENCIES AND OTHER EVENTS


The events described below, including the civil litigation, have not directly impacted the Portfolios or had any material, adverse effect on its financial position or results of operations.

As discussed in greater detail in earlier financial statements, BACAP and BACAP Distributors (collectively, "BACAP"), entered into agreements in principle with the staff of the U.S. Securities and Exchange Commission ("SEC") and the Office of the New York Attorney General ("NYAG") to resolve the proceedings brought in connection with the SEC's and NYAG's investigations of market timing and late trading in certain mutual funds, including the Nations Funds.

On February 9, 2005 BACAP entered into an Assurance of Discontinuance with the NYAG (the "NYAG Settlement") and consented to the entry of a cease-and-desist order by the SEC (the "SEC Order" and together, the "Settlements"). The Settlements contain substantially the same terms and conditions as outlined in the agreements in principle.

Under the terms of the SEC Order, BACAP and its affiliate, Banc of America Securities, LLC ("BAS") have agreed, among other things, (1) to pay $250 million in disgorgement and $125 million in civil money penalties; (2) to cease and desist from violations of the antifraud and certain other provisions of the federal securities laws; (3) to undertake various remedial measures to ensure compliance with the federal securities laws related to certain mutual fund trading practices; and (4) to retain an independent consultant to review their applicable supervisory, compliance, control and other policies and procedures. The NYAG Settlement also requires, among other things, BACAP along with Columbia Management Advisors, Inc. and Columbia Funds Distributor, Inc. - the investment advisor to and distributor of the Columbia Funds, respectively, - to reduce Columbia Funds, Nations Funds and other mutual fund management fees collectively by $32 million per year for five years, for a projected total of $160 million in management fee reductions.

Consistent with the terms of the Settlements, the Nations Funds Boards have an independent Chairman, are comprised of at least 75% independent Trustees and expect to engage a senior officer or an Independent Compliance Consultant with a wide range of compliance and oversight responsibilities. Consistent with the terms of the Settlements, the Boards have called shareholder meetings for March 17, 2005, for the election of five Trustees to each Board. Two of the five nominees have served as Trustees for several years; the other three nominees have served as Trustees of Nations Funds Trust only since the January 1, 2005 effective date of their appointment. The seven current Trustees with the longest tenure are not standing for reelection at these meetings. Shareholders as of December 17, 2004 will receive a proxy statement and should read it carefully before voting.

Pursuant to the procedures set forth in the SEC Order, $375 million will be distributed in accordance with a distribution plan to be developed by the independent distribution consultant. The distribution plan must be based on a methodology developed in consultation with BACAP, BACAP Distributors and the independent trustees of the

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Nations Funds and not unacceptable to the SEC's staff. Although the distribution plan has not yet been formulated, it is anticipated that a significant portion of the settlement fund will be paid to shareholders or mutual funds of other mutual fund complexes that may have been harmed by the trading of the third parties referenced in the Settlements through systems provided by BAS. More specific information on the distribution plan will be communicated on a later date.

As a result of these matters or any adverse publicity or other developments resulting from them, including lawsuits brought by shareholders of the affected Nations Funds, there may be increased redemptions or reduced sales of Fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the Nations Funds.

A copy of the SEC Order will be available on the SEC's website at http://www.sec.gov. A copy of the NYAG Settlement will be available as part of the Bank of America Corporation Form 8-K filing on February 10, 2005.

Civil Litigation

In connection with the events described in detail above, various parties have filed suit against certain Funds, their Boards and/or Bank of America Corporation (and affiliated entities). These cases have been consolidated in a multi-district proceeding and transferred to the Federal District Court in Maryland.

These suits and certain regulatory investigations are ongoing. Accordingly, an estimate of the financial impact of this litigation on any Fund, if any, cannot currently be made.

In addition, a putative class action, Mehta vs. AIG SunAmerica, involving fair value pricing of mutual funds was filed on April 5, 2004, in Illinois State Court, subsequently removed to federal court and then transferred to the United States District Court for the District of Maryland for consolidated handling with the Mututal Fund Litigation. As a result of the lawsuit, AIG SunAmerica Life Assurance Company has made demand upon the Portfolios and BACAP for indemnification pursuant to the terms of a Fund Participation Agreement.

This lawsuit and the demand are ongoing and therefore an estimate of financial impact, if any, on the Portfolios cannot currently be made.